November 9, 2004



Thomas A. Hale, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
333 W.Wacker Drive
Chicago, Illinois  60606

Re:	Fiduciary/Claymore MLP Opportunity Fund
	File Nos. 333-119674 and 811-21652

Dear Mr. Hale:

	We have reviewed the initial registration statement on Form
N-2
for Fiduciary/Claymore MLP Opportunity Fund filed with the Commission on October 12, 2004. We have the following comments. The captions we use below correspond to the captions the fund uses in its registration statement as amended.

Prospectus

Cover Page

1. Disclosure in the second paragraph states that the fund will invest at least 80% of its total managed assets in securities of MLP entities, consisting of master limited partnerships ("MLPs") and entities related to MLPs. Rule 35d-1 under the Investment Company Act provides that at least 80% of the fund`s Assets be invested in the particular type of investments suggested by the fund`s name. The rule defines the term Assets as net assets, plus the amount of any borrowings for investment purposes. Accordingly, please revise the disclosure here and where appropriate throughout the registration statement to conform to rule 35d-1.


2. Please add disclosure clarifying what the fund considers securities of entities related to MLPs. Also, provide supplementally specific analysis supporting that securities of entities related to
MLPs have economic characteristics similar to MLP securities. Alternatively, revise the disclosure to clarify that the fund will invest at least 80% of its assets in direct MLP investments. See Investment Company Act Release No. 24828 (Jan. 17, 2001) (adopting release for rule 35d-1).

3. Please add disclosure to the sixth paragraph stating there is no assurance that the fund`s expectation regarding the tax character of
MLP distributions will be realized. Disclose further that if the fund`s expectation is not realized, there will be greater tax expense borne by the fund and less cash available to distribute to shareholders.

4. Disclosure in the prospectus states that the fund has given underwriters an over-allotment option to purchase additional Common
Shares. Where an underwriter has received an over-allotment option,
Instruction 4 to Item 1.g of Form N-2 requires the price table or a note thereto to include maximum-minimum information based upon purchase of all or none of the shares subject to the option. Please revise the disclosure to include this information.

Prospectus Summary
Portfolio Investment Parameters, page 2

5. Please revise the first paragraph to disclose the market capitalization of the equity securities of MLP entities in which the fund may invest. Also, revise the fourth paragraph to disclose the fund`s maturity policy with respect to its investment in the debt securities of MLP entities and other issuers.

Tax Considerations, page 8

6. Disclosure in the second paragraph describes the cash contributions that historically have been made by the types of MLPs in which the fund intends to invest. Please provide to us supplementally the source upon which this disclosure is based.

Management of the Fund, page 10

7. Disclosure in this section states that the Investment Adviser and
Sub-Adviser will receive a fee based upon a percentage of the fund`s average daily "Managed Assets" consisting of the fund`s total assets
(including any assets obtained through leverage). Please confirm supplementally that, for purposes of computing the Investment Adviser`s and Sub-Adviser`s fee, managed assets will not include option transactions or any other derivatives in which the fund may invest.

8. It would be helpful to investors if all of the cross-references (required by Instruction to Item 3.2 of Form N-2) included page numbers.

Summary of Fund Expenses, page 24

9. Please revise footnote (4) into footnote format by both indenting the table and using a smaller typeface to differentiate the footnote from the fund`s annual expense table.





Use of Proceeds, page 26

10. The disclosure states that the fund anticipates that the investment period will exceed three months for the investment of substantially all the proceeds of the offering in accordance with the fund`s investment objective. Please disclose here the reasons for the expected delay. See Guide 1 to Form N-2.

Investment Philosophy, page 29

11. The fourth sentence states that the stock selection process employed by the Sub-Adviser includes consideration of quantitative, qualitative and relative value factors. The following sentence contains the terms proprietary analysis and valuation models. As these terms may not be familiar to an average investor, please revise the disclosure in this section to describe these terms more clearly.
See Rule 421 under the Securities Act of 1933 (prohibiting the use of highly technical business terminology).

Effects of Leverage, page 38

12. Disclosure in the penultimate paragraph states that the fees paid to the Adviser and Sub-Adviser will be calculated on the basis of the fund`s managed assets, including proceeds from Financial Leverage. Therefore, the fees payable to the Adviser and Sub-Adviser during the time in which the fund is using Financial Leverage will be higher than if the fund did not use Financial Leverage. Incurring risks to investors for the purpose of increasing fees would be a breach of the
Adviser`s and Sub-Adviser`s fiduciary duty. Please consider disclosing any procedures that the fund has in place and any steps that the Board of Trustees intends to take to monitor and manage the conflicts of interest that the use of leverage creates.

Valuation Risk, page 45

13. The disclosure states that, for purposes of financial statement reporting and calculation of net asset value, the fund will rely on information provided by the MLPs, which may not be timely. Please explain how such reliance is consistent with the Board of Trustees` valuation obligations under Section 2(a)(41) of the Investment
Company Act.






Net Asset Value, page 52

14. For purposes of this section, please disclose the method by which the fund will calculate and accrue its tax liability.

Repurchase of Common Shares; Conversion to Open-End Fund, page 60

15. This section states that the Trustees may consider on a quarterly basis the commencement of open market repurchases and/or tender offers for the Common Shares. Please supplementally describe to us the procedures the fund would use to effect Common Share repurchases and tender offers.

Statement of Additional Information

Investment Restrictions

16. Please add a fundamental investment restriction regarding the fund`s ability to concentrate its investments in any particular industry or group of related industries. See Item 17.2.e of Form
N-
2.

Management of the Fund

17. Please provide a concise statement of the anticipated functions of the fund`s Executive Committee. See Item 18.5(a) of Form N-2.

Approval of the Advisory Agreement; Approval of Sub-Advisory
Agreement

18. We note that the Board of Trustees has not been constituted. Once all the trustees have been selected and the Advisory and Sub-Advisory Agreements have been approved, please provide separate discussions of the Board`s consideration of the agreements. Both discussions should disclose in reasonable detail the material factors and conclusions which formed the basis of the Board`s decision to approve the relevant agreement. See Item 18.13 of Form N-2. In preparing the disclosure, please note that the Instruction to Item
18.13 provides that conclusory statements or a list factors will not be considered sufficient disclosure. The Instruction also states that the discussion should relate the factors to the specific circumstances of the registrant and the relevant agreements. For guidance in preparing your disclosure, please see Disclosure Regarding Approval of Investment Advisory Contracts by Directors of
Investment Companies.  Investment Company Act Release No. 26486
(June
23, 2004)(adopted rule that, among other things, clarifies existing requirements).




19. Please add disclosure to this section discussing the fund`s proxy voting procedures. Unless the fund invests exclusively in non-voting securities, the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities must be included in the Form N-2 filing. These policies and procedures must include the procedures that the fund uses when a vote presents a conflict between the interests of the fund`s shareholders and those of the fund`s investment adviser, principal underwriter, or any affiliated person. Any policies and procedures of the fund`s investment adviser, or any other third party, that the fund uses, or that are used on the fund`s behalf, to determine how to vote proxies relating portfolio securities must be included as well. See Item
18.16 of Form N-2.

General Comments

20. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

21. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits in any further pre-effective amendments.

22. If the fund intends to rely on Rule 430A of the Securities Act of
1933 to omit certain information from the prospectus, please identify the omitted information to us supplementally.

23. Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

24. Please respond to this letter in the form of a pre-effective amendment filed pursuant to rule 472 under the Securities Act of 1933. You should provide a response to all comments. Where no change is made in the filing in response to a comment, please so indicate in a supplemental letter for the information of the staff and state briefly the basis for such position. Please note the rule
472 requirement for copies marked to show changes from the previous filing.


*    *    *    *    *    *

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the fund and its management are in possession of all facts relating to the fund`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.


*    *    *    *    *    *

	Please direct any questions you may have regarding the filing or this letter to me at 202.942.0617.


							Sincerely,



							Brion R. Thompson
							Senior Counsel




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